As filed with the Securities and Exchange Commission on May 17, 2001
                                            Registration Statement No. 333-60132
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 1 to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                                 --------------
                                SAFESCIENCE, INC.
             (Exact Name of Registrant as Specified in its Charter)

             Nevada                       2834                   33-0231238
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S.  Employer
Incorporation or Organization)   Classification Code Number) Identification No.)
                                 --------------
                               31 St. James Avenue
                           Boston, Massachusetts 02116
                                 (617) 422-0674
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)
                                 --------------
                                Bradley J. Carver
                             Chief Executive Officer
                                SafeScience, Inc.
                               31 St. James Avenue
                           Boston, Massachusetts 02116
                                 (617) 422-0674
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------
                                   Copies to:
                               Cheryl Reicin, Esq.
                             McDermott, Will & Emery
                              50 Rockefeller Plaza
                            New York, New York 10020
                                 (212) 547-5400
                                ----------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                            CALCULATION OF REGISTRATION FEE
================================================== ================ ================= ================ ==========================
                                                                        Proposed         Proposed
                                                                        Maximum           Maximum
             Title of Each Class of                 Securities to    Offering Price      Aggregate      Amount of Registration
           Securities to be Registered              be Registered    Per Share (2)    Offering Price            Fee (3)
================================================== ================ ================= ================ ==========================
Common Stock, $.01 par value per share........       8,425,985(1)         $0.95         $8,004,685.80            $1,586
================================================== ================ ================= ================ ==========================

(1) The shares being registered by this registration statement include(i)
3,462,924 shares of common stock that may be issued by SafeScience under warrants issued to the selling stockholders, and (ii) pursuant to Rule 416 of the Securities Act, an indeterminate number of additional shares that may be issued as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.
(2) Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low sales prices on May 10, 2001, as reported by the Nasdaq SmallCap Market.
(3) $1,562 was paid by SafeScience, Inc. in connection with the initial filing in which 8,327,087 shares were covered. An additional registration fee of $24 is being paid pursuant to this amendment to cover 98,898 additional shares.

-----------------------------
       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 17, 2001


                             Up to 8,425,985 Shares


                                     [LOGO]


                                  Common Stock


             This prospectus relates to the resale from time to time by the selling stockholders of up to 8,425,985 shares of our common stock. These shares include shares issuable upon exercise of the warrants issued by us. These shares of common stock being offered by the selling stockholders constitute approximately 32.7% of our currently outstanding shares of common stock. For information on the number of shares outstanding after this offering, see "The Offering."

             The selling shareholders may sell the shares from time to time at fixed prices, market prices or at negotiated prices, and may engage a broker or dealer to sell the shares. For additional information on the selling shareholders' possible methods of sales, you should refer to the section of this prospectus entitled "Plan of Distribution" on page
         12. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

             Selling stockholders identified in this prospectus are offering all of these shares and will receive all of the proceeds of this offering. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "SAFS." The closing price for our common stock on the Nasdaq SmallCap Market on May 16, 2001 was $0.93 per share.

                                 ---------------

                    Investing in the common stock involves risks. See "Risk Factors" beginning on page 4.

                                 ---------------

             The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                  The date of this prospectus is        , 2001

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary..................................................... 1
Risk Factors........................................................... 4
Note on Forward Looking Statements..................................... 9
Use of Proceeds........................................................ 9
Dividend Policy........................................................10
Selling Stockholders...................................................10
Plan of Distribution...................................................12
Description of Capital Stock...........................................13
Legal Matters..........................................................16
Experts................................................................16
Where You Can Find More Information....................................16

        We own or have rights to trademarks that we use in conjunction with the sale of our products. "SafeScience," our logo, "Elexa" are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

        This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the notes thereto included elsewhere in this prospectus.

                                SafeScience, Inc.

        Introduction. We are a biotechnology company engaged in developing novel pharmaceutical products based on carbohydrate compounds. We are headquartered in Boston and currently have approximately 12 employees. Our lead drug candidate GBC-590, a potential treatment for multiple forms of cancer is in Phase II clinical trials for pancreatic and colorectal cancers. We also develop agricultural products. In February 2001, we announced the discontinuance of our consumer and commercial product business areas to focus on the development of our pharmaceutical products and to seek various alternatives, including sale, for our agricultural products business.

        Pharmaceutical Products. Our lead drug candidate under development, now in Phase II clinical trials, GBC-590, is intended to reduce primary tumors, the growth of cancerous tumors, and the spread of cancer cells with potential indications in colorectal, pancreatic, prostate, breast and liver cancer patients.

        GBC-590, a carbohydrate molecule, acts by binding to Galectin-3 receptors on cancer cells and has been shown to shrink primary tumors and inhibit metastasis in animal models. Galectin-3 is a carbohydrate binding protein that has been implicated in cell growth, differentiation, adhesion, malignant transformation, angiogenesis and metastasis. In Phase I human testing that enrolled patients with terminal cancer refractory to all standard treatment, GBC-590 was found to be well tolerated at all administered dose levels. In 2000, we commenced Phase II clinical trials of GBC-590 for pancreatic and colorectal cancers. We have received institutional review board approval at the following sites prior to conducting the recently completed Phase II clinical trial for colorectal cancer and/or the ongoing Phase II clinical trial for pancreatic cancer:

     o    Beth Israel/Deaconess Hospital in Boston, Massachusetts;

     o    University of Chicago Pritzker School of Medicine;

     o    the University of Rochester Cancer Center;

     o    Christiana Healthcare in Wilmington, Delaware;

     o    Ocala Oncology Center in Ocala, Florida;

     o    Hematology and Oncology Associates in Kansas City, Missouri; and

     o    Medical Oncology Associates in San Diego, California.

        On March 23, 2001, the Company announced that GBC-590 demonstrated positive clinical activity in colorectal cancer patients in the recently completed Phase IIa clinical trial. Specifically, five of 23 patients showed tumor stabilization for periods of two to six months before disease state progression was observed, with one of the five patients showing a period of tumor shrinkage. Based on this promising, early data, the Company plans to conduct an expanded Phase IIb dose escalation trial. Higher doses of GBC-590 than administered in the Phase IIa study have already been tested in animals with no dose limiting toxicity observed. This clinical trial is planned to enroll 75 colorectal cancer patients separated into three equal groups, each receiving a different dose level. We may begin Phase II clinical trials for prostrate cancer in 2002. There can be no assurances at present that IV infusion of GBC-590 will prove effective in reducing or eliminating the spread of cancer in humans or be safe at higher doses.

        Agricultural Products. On February 15, 2001, we received notice of unconditional registration from the United States Environmental Protection Agency for Elexa 4% PDB our leading agricultural product, which is designed to improve a plant's natural ability to resist disease. We are seeking approval by the California Department of Pesticide Regulation and intend to seek other state regulatory approvals for Elexa 4% PDB. We are focusing these efforts for Elexa on its use to control powdery mildew on grapes and strawberries. Modest resources have been allocated to our agricultural products business while we seek suitable alternatives, including the sale of our agricultural products area.

        Our business was founded in 1992 to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. We changed our name to SafeScience, Inc. in 1998 from IGG International, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.safescience.com.


                                  The Offering


Common stock offered by selling shareholders (1)................       8,425,985 shares


Common stock to be outstanding after the offering(2)(3).........       29,197,257 shares


Use of proceeds.................................................       All proceeds from the sale of the shares
                                                                       of common stock in this offering will be
                                                                       received by the selling stockholders.  We
                                                                       will receive $7,636,953 if the warrants
                                                                       held by the selling stockholders are
                                                                       exercised in full, all shares covered in
                                                                       this registration statement are issued to
                                                                       the selling stockholders and the exercise
                                                                       price is paid in cash.  These funds will
                                                                       be used for general corporate purposes.
                                                                       See "Use of Proceeds."

Nasdaq SmallCap Market Symbol...................................       SAFS



(1) Consists of (i) 4,963,061 shares of common stock and (ii) 3,462,924 shares of common stock issuable upon the exercise of warrants held by the selling stockholders.

(2)    Based on the number of shares actually outstanding on April 24, 2001.

(3) Includes all the shares being offered pursuant to this prospectus and excludes, as of April 24, 2001, (A) 1,162,575 shares of common stock issuable on the exercise of outstanding options at a weighted average price of $5.40 per share, (B) 1,388,436 shares of common stock issuable on the exercise of outstanding warrants, excluding warrants for which the underlying shares of common stock are covered by this prospectus, at a weighted average price of $4.63 per share, and (C) 341,767 shares of common stock available for future issuance under our 1998 Stock Option
       Plan and 2000 Stock Incentive Plan.


                                  RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to the Company or that it currently deems immaterial may also impair its business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

        We have experienced significant operating losses throughout our history, we expect these losses to continue and we may not achieve profitability in the future

        We began operations more than eight years ago and began to generate revenue only in the second quarter of 1999. Through December 31, 2000 we have only generated $2,723,000 from product sales. On February 23, 2001, we announced the discontinuation of our consumer and commercial product lines from which all of our revenues to date have been generated. We do not expect to generate revenue for several years; if at all. We have incurred approximately $47.0 million of operating losses since our inception, including $17.3 million in the year ended December 31, 2000 and $3.1 million for the three months ended March 31, 2001. Extensive operating losses can be expected to continue for the foreseeable future.

        Many of our products are still in development, there are uncertainties associated with research and development activities and we may be unable to bring new products to market

        Many of our proposed products require further research, development, laboratory testing, regulatory approval and/or demonstration of commercial scale manufacturing before they can be proven to be commercially viable. Many of these proposed products are in the development stage and are subject to the risks inherent in the development of new products, particularly those products based upon biotechnology. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that potential products are found during testing to be ineffective, or unsafe, that they fail to receive necessary regulatory approvals, are difficult or uneconomical to manufacture on a large scale, fail to achieve market acceptance or are precluded from commercialization by proprietary rights of third parties. We cannot predict with any degree of certainty when, or if, the research, development, testing and/or regulatory approval process for our proposed products will be completed. If research and development requires more funding than anticipated, we will have to reduce our product development efforts or seek additional financing. Our product development efforts may be unsuccessful, required regulatory approvals from U.S. or foreign authorities may not be obtained, and products, if introduced, may not be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. The failure of our research and development activities to result in any commercially viable products or technologies would materially adversely affect our future prospects.

        We may not generate revenues in the future because we have ceased operation of our consumer and commercial product areas.

        We have generated substantially all our revenues from our consumer and commercial products. We have discontinued operations for our consumer and commercial product business areas and are exploring alternatives for our agricultural product business. We will not generate revenues or other funds on an ongoing basis unless we receive current payments with respect to the sale of these areas, receive payments in connection with any potential licensing or other partnering arrangement with other pharmaceutical or biotechnology companies, or we are able to bring to market pharmaceutical or agricultural products.

        We may not be able to obtain additional funding, which could reduce our ability to fund, expand or continue operations

        We believe that our existing funds are sufficient to fund our operating expenses and capital requirements into July 2001. We are pursuing additional funds through sales of our securities. Additional equity financing may result in dilution to our shareholders. The resale of the common stock offered by selling stockholders may negatively affect our ability to obtain financing. If the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate SafeScience.

        Our failure to protect our intellectual property or our infringement on the property rights of others may impede our ability to operate freely

        We rely significantly upon proprietary technology. To the extent that we currently rely upon unpatented, proprietary technology, processes and know-how and the protection of such intellectual property by confidentiality agreements, others may independently develop similar technology and know-how or confidentiality may be breached. Any claims against us or any purchaser or user of our products or patents, including GBC-590, asserting that our products or patents infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

        We depend on technology licensed to us by third parties and if we are unable to continue licensing this technology our future prospects may be materially adversely affected

        We license our technology, including GBC-590, from third parties. We anticipate that we will continue to license technology from third parties in the future. This technology may not continue to be available on commercially reasonable terms, if at all. The technology we license from third parties would be difficult to replace. The loss of any of these technology licenses would result in delays in the availability of our products until equivalent technology, if available, is identified, licensed and integrated and could materially adversely affect our future prospects. The use of replacement technology from other third parties would require us to enter into license agreements with these third parties, which could result in higher royalty payments and a loss of product differentiation.

        If our products are not accepted by agricultural and medical communities our business will suffer

        Our principal product areas are agricultural products and pharmaceuticals. Commercial sales of our proposed products in the agricultural and medical areas, will substantially depend upon the products' efficacy and on their acceptance by the agricultural and medical communities. Widespread acceptance of our products will require educating the agricultural and medical communities as to the benefits and reliability of the products. Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.

        If the third parties we rely on for manufacturing our products are unable to produce the necessary amounts of our products, do not meet our quality needs or terminate their relationships with us, our business will suffer

        We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until in the opinion of our management, the size and scope of our business so warrants. While we have established manufacturing relationships with firms that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. Therefore, for the foreseeable future, we will be dependent upon third parties to manufacture our products.

        Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers. The use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

        We face intense competition and rapid technological changes in the markets in which we compete, and our failure to successfully compete or adapt to changing technology could make it difficult to acquire and retain customers

        Many companies, including large pharmaceutical, chemical, biotechnology and agricultural concerns, universities and other research institutions, with financial resources and research and development staffs and facilities substantially greater than ours, may develop or attempt to develop products that compete with our products. These companies may have the ability to devote far greater resources to researching, developing and marketing their products than we are able to do. In addition, the biotechnology industry is one in which technological change is extremely rapid. Our ability to anticipate changes in technology and industry standards together with regulatory changes and to successfully develop and introduce new and enhanced products on a timely basis will be significant factors in our ability to grow and remain competitive. Any products which we do develop may become technologically obsolete before we have had the ability to realize significant revenues or profits.

        Our businesses are subject to significant government regulation and failure to achieve regulatory approval of our products would severely harm our business

        The FDA regulates the manufacture, distribution and promotion of pharmaceutical products in the United States pursuant to the Federal Food Drug and Cosmetic Act and related regulations. We must receive premarket approval by the FDA for any commercial sale of our pharmaceutical products. Before receiving such approval we must provide proof in human clinical trials of the nontoxicity, safety and efficacy of our pharmaceutical products, which trials can take several years. We rely on clinical research organizations to conduct our clinical trials. Premarket approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of our product. By regulation, the FDA has 180 days to review an application for approval to market a pharmaceutical product; however, the FDA frequently exceeds the 180-day time period. In addition, based on its review, the FDA may determine that additional clinical trials are required. Except for any potential licensing arrangements with other pharmaceutical companies, we will not generate any revenues in connection with our pharmaceutical products unless and until we obtain FDA approval to sell our products in commercial quantities for human application.

        The investigation, manufacture and sale of agricultural products are subject to regulation by the EPA, including the need for approval before marketing, and by comparable foreign and state agencies. Our agricultural products will be able to be commercially marketed for use either in the United States or other countries only by first obtaining the necessary approvals. While we hope to obtain regulatory approvals for our proposed products, we may not obtain these approvals on a timely basis, if at all.

        Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact the sale of our potential pharmaceutical products

        Our ability to sell our potential pharmaceutical products successfully will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of our pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

        Issuances of our securities are subject to federal and state securities laws and certain prior offerings of our securities may not have complied with applicable securities laws

        Issuances of securities are subject to federal and state securities laws. Certain prior private placement offerings of our securities may not have complied with requirements of applicable state securities laws. In such situations a number of remedies may be available to regulatory authorities and stockholders who purchased securities in such offerings, including, without limitation, rescission rights.

        Our growth may be limited if we are unable to retain and hire additional qualified personnel as necessary

        Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. At present, we employ approximately 12 full time employees and one part-time worker. We depend upon the personal efforts and abilities of our officers and directors, and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.

        The businesses in which we engage have a risk of product liability, and in the event of a successful suit against us, our business could be severely harmed

        The testing, marketing and sale of agricultural and pharmaceutical products entails a risk of product liability claims by consumers and others. While we currently maintain product liability insurance which we believe to be adequate, such insurance may not continue to be available at a reasonable cost or may not be sufficient to fully cover any potential claims. In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.

        We are contractually obligated to issue shares in the future, diluting your interest in us

        As of April 24, 2001, there are outstanding options to purchase 1,162,575 shares of common stock, at a weighted average exercise price of $5.40 per share and warrants to purchase 4,857,360 shares of common stock at a weighted average exercise price of $2.90 per share. Of these warrants, the selling stockholders hold warrants to purchase 3,462,924 shares of common stock at a weighted average exercise price of $2.21 per share. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the current shareholders.

        We must comply with the listing requirements of the Nasdaq SmallCap Market or our common stock and liquidity would decline

        Our common stock could be delisted from The Nasdaq Stock Market if the bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days, if we have less than $2,000,000 in net tangible assets (total assets less total liabilities and goodwill) and our market capitalization falls below $35 million or if the value of our common stock held by our stockholders (other than our directors and executive officers) is less than $1,000,000. There are other quantitative and qualitative criteria to remain listed on the Nasdaq SmallCap Market. On several consecutive days in March and April 2001 our common stock has traded at prices below $1.00 per share and on December 31, 2000 we had stockholders' equity of $1,845,751 and other equity of $866,216. On March 31, 2001 we had stockholders' equity of $981,451 and our market capitalization was less than $35 million. On May 1, 2001 our common stock traded at or above $1.00 per share and the closing bid price of our common stock was $1.07.

        If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we are unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the "pink sheet." In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called "penny stock" rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. Finally, it may become more difficult for us to raise funds through the sale of our securities.

        If a significant number of shares become available for sale after this offering, our stock price could decline

        Many shares of common stock presently issued and outstanding are "Restricted Securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who are not affiliates of SafeScience and who have beneficially owned the shares for a minimum period of two years. The possible sale of these restricted shares may, in the future, increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely effect our ability to raise additional equity capital.

        Because our current management controls a significant percentage of our common stock, they have substantial control over us

        The holders of the common stock do not have cumulative voting rights. Two of our directors, one of whom is an executive officer of SafeScience, own approximately 16% collectively of the outstanding shares of common stock. These stockholders can substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.

        The price of our common stock has been volatile, which could result in substantial losses by you

        The market price of the common stock, which is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ - Small Cap) has been, and may continue to be, highly volatile. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the various industries in which we compete, may have a significant impact on the market price of our common stock.

        An investment in our stock is speculative and entails a high degree of risk

        There is nothing at this time upon which to base an assumption that our plans for our business will prove successful. If our plans prove unsuccessful, the purchasers of the shares being sold in this offering may lose all or a substantial part of their investment. Our operations are subject to numerous risks associated with the development of agricultural and pharmaceutical products, including the competitive and regulatory environment in which we operate. In addition, we may encounter unanticipated problems, including manufacturing, distributing, licensing and marketing difficulties, some of which may be beyond our financial and technical abilities to resolve. The failure adequately to address such difficulties could have a material adverse effect on our prospects and our financial condition.

        We have not paid and do not intend to pay any dividends

        To date, we have not paid any cash dividends on our common stock. Our Board of Directors does not intend to declare any cash dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Furthermore, as we may be required to obtain additional financing, there may be restrictions on our ability to declare any cash dividends on common stock in the future.



                       NOTE ON FORWARD-LOOKING STATEMENTS

        Forward-looking statements are made throughout this prospectus. Typically, the use of the words "believe", "anticipate", "plan", "expect", "seek", "estimate" and similar expressions identify forward-looking statements. Unless a passage describes a historical event, the statement should be considered a forward-looking statement. In keeping with the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading "Risk Factors" described in the preceding pages and elsewhere in this prospectus.

                                 USE OF PROCEEDS

        All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $7,636,953 if the warrants held by the selling stockholders are exercised in full, all shares covered in this registration statement are issued to the selling stockholders and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for general corporate purposes.

                                 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

                              SELLING STOCKHOLDERS

        The shares offered by this prospectus are issuable or were issued by us to the selling stockholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling stockholders as of April 24, 2001 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, by the exercise of options or warrants, are deemed outstanding in determining the number of shares beneficially owned by such person or group.


                                                 Number of Shares        Number of     Shares Beneficially Owned
                                                 Beneficially Owned       Shares             After Offering
                                                 Prior to Offering        Offered         Number       Percent
                                                 -----------------        -------         ------       -------
Delta-Omega Technologies, Inc.................        160,000             160,000           -              -
Wayne State University (1) ...................         85,938             343,750           -              -
Barbara Ann Karmanos Cancer
Institute(2) .................................         85,938             343,750           -              -
Montrose Investments Ltd.(3)..................        719,764             380,000         339,764          *
Beatty, David L. .............................         47,840              35,367          12,473          *
Britannia Holdings Limited(4).................      4,252,427           2,617,895       1,634,532        5.6%
Burns, Ashley S. (5) .........................         81,912               1,769          78,374          *
Burns, Michael J. (5) ........................         81,912               1,769          78,374          *
Chrumka, Glenn J..............................         23,578              23,578            -             -
Hawkins, Deborah A. ..........................        117,895             117,895            -             -
Holmes, Benjamin .............................         57,156              47,156          10,000          *
Hughes, Brian G.R.(6).........................      1,420,646           1,268,949         151,697          *
Kallis, John H. ..............................         11,789              11,789            -             -
Lindberg, Grant...............................        105,000             105,000            -             -
Michael R. Kidder Trust ......................        582,632             582,632            -             -
Michael J. Kittredge Trust....................        582,632             582,632            -             -
Malcolm, James ...............................        338,286             224,000         114,286          *
Murcon Development Ltd........................         47,156              47,156            -             -
Oliver, Steven P. ............................         14,289              11,789           2,500          *
Shandro, Marc ................................         70,738              70,738            -             -
Smith, Doug...................................        619,473             619,473            -             -
Social Capital Partners, Inc..................         98,898              98,898            -             -
Strawbridge, George, Jr.(7)...................      1,820,187             730,000       1,090,187        3.7%
---------------------
* Less than 1%.

(1) Represents warrants to purchase 85,938 shares that are fully vested and exercisable.
(2) Represents warrants to purchase 85,938 shares that are fully vested and exercisable.


                                       10

(3)Montrose Investments Ltd. shares include 634,498 shares issuable upon the exercise of outstanding warrants, including 54,498 shares issuable upon the exercise of an outstanding warrant held by HBK Master Fund L.P. HBK Investments
L.P. is the investment advisor for Montrose Investments Ltd. and consequently has voting and investment power over the securities held by Montrose Investments
Ltd. HBK Partners II L.P. is the general partner of HBK Investments L.P. and HBK
Management L.L.C. is the general partner of HBK Partners II L.P. HBK Management
L.L.C. is controlled by Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H.
Liebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A.
Akhtar. HBK Investment L.P., HBK Partners II L.P., HBK Management L.L.C. and
Messrs. Korenvaes, Hirsh, Liebowitz, Rose, Booth, Haley and Akhtar each disclaim beneficial ownership of any of our securities beneficially owned by Montrose
Investments Ltd.
(4) According to information contained in a Schedule 13G/A filing with the Securities and Exchange Commission on February 1, 2001, Britannia Holdings
Limited has sole voting and dispositive power with respect to 3,277,076 shares of Common Stock and 975,351 shares of Common Stock issuable upon the exercise of warrants held by Britannia Holdings Limited.
(5) Shareholder is a child of John W. Burns, our Senior Vice President and Chief
Financial Officer. Number of shares beneficially owned includes 78,374 shares issuable upon the exercise of options within 60 days of April 24, 2001 held by Mr. Burns.
(6) Mr. Hughes is our Chairman of the Board of Directors. Includes 474,761 shares issuable upon the exercise of warrants and options within 60 days of April 24, 2001.
(7) Includes 250,833 shares issuable upon the exercise of warrants within 60 days of April 24, 2001.


        On January 5, 2001 we entered into a product formula agreement with Delta-Omega Technologies, Inc., pursuant to which we purchased certain consumer cleaning formulas. Under the product formula agreement, we issued a total of 160,000 shares of our common stock to Delta-Omega Technologies, Inc. In addition, we have paid aggregate cash consideration of $100,000 and a 2% royalty to Delta-Omega Technologies, Inc. on net sales of all of our consumer cleaning formulas. Pursuant to the product formula agreement, we filed a registration statement, of which this prospectus forms a part, in order to permit Delta-Omega Technologies, Inc., to sell to the public the 160,000 shares.

        On January 26, 2001 we entered into a license agreement with Wayne State University, a Michigan nonprofit corporation and the Barbara Ann Karmanos Cancer Institute, a Michigan nonprofit corporation, pursuant to which we were granted an exclusive world-wide license to patents related to "GBC-590 Material" issued to or applied for by Wayne State University and the Barbara Ann Karmanos Cancer Institute. Under the terms of the license agreement we issued a warrant to acquire up to 687,500 shares of our common stock to each of Wayne State University and the Barbara Ann Karmanos Cancer Institute for a purchase price of $1.15 per share. The warrants will vest in quarterly installments over two years, commencing on March 31, 2001. In addition, we will pay a 2% royalty jointly to Wayne State University and the Barbara Ann Karmanos Cancer Institute on net sales of GBC-590. Pursuant to the license agreement, we filed a registration statement, of which this prospectus forms a part, in order to permit Wayne State University and the Barbara Ann Karmanos Cancer Institute each to sell to the public 343,750 of the shares issuable to them upon exercise of the warrants.

        On February 5, 2001, in settlement of an adjustable warrant to purchase shares of our common stock held by Montrose Investments Ltd. we issued 729,445 shares of common stock and a warrant to purchase 380,000 shares of our common stock at an exercise price of $1.75 per share to Montrose instead of 1,078,501 shares otherwise due to Montrose under the final vesting period of its adjustable warrant. We filed a registration statement, of which this prospectus forms a part, in order to permit Montrose to resell to the public the shares of common stock issuable upon exercise of the warrant issued pursuant to the adjustable warrant.

        Pursuant to private placements of our securities in December 2000 and January and March 2001 between us and each of the selling stockholders, other than those involved in the transactions described above, we sold a total of 4,735,419 shares of our common stock and warrants to purchase 2,364,168 shares of our common stock (405,000 at $.01 per share; 65,000 at $1.1875 per share; 473,542 at $2.20 per share; 473,542 at $2.50 per share; 473,542 at $3.00 per share; and 473,542 at $5.00 per share) for a total cash consideration of approximately $5.6 million. Under the terms of the subscription agreements, we filed a registration statement, of which this prospectus forms a part, in order to permit, those selling stockholders to resell to the public the shares of common stock and shares issuable upon exercise of the warrants that they received in the private placements.

        We issued 67,642 shares of common stock and warrants to purchase 31,256 shares (4,200 at $.01 per share; 6,764 at $2.20 per share; 6,764 at $2.50 per share; 6,764 at $3.00 per share; and 6,764 at $5.00 per share) to Social Capital Partners, Inc. as placement agent fees in connection with our December 2000 and January 2001 private placements. We filed a registration statement, of which this prospectus forms a part in order to permit Social Capital Partners, Inc. to resell to the public the shares of common stock and shares issuable upon the exercise of the warrants that he received in the private placements.


                              PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

        As of April 24, 2001, our authorized capital stock consists of (1) 105,000,000 shares consisting of 100,000,000 shares of common stock, $0.01 par value per share, of which 25,734,333 were outstanding and 5,000,000 shares of undesignated preferred stock issuable in one or more series to be designated by our board of directors, of which no shares are issued and outstanding, (2) warrants to purchase 4,851,360 shares of common stock and (3) options to purchase an aggregate of 1,162,575 of common stock.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our outstanding securities.

Warrants

        As of April 24, 2001, in addition to the warrants held by the selling stockholders for which the underlying shares are being registered, there were outstanding warrants to purchase up to 1,388,436 shares of common stock at a weighted exercise price of approximately $4.63 per share.

Registration rights of certain holders

        Under the terms of each of the product formula agreement, the license agreement, the Montrose adjustable warrant and the subscription agreements with each of the applicable selling stockholders, we are required to file a registration statement for the registration of that stockholder's shares under the Securities Act. Under the terms of the product formula agreement and the Montrose adjustable warrant, we are required to keep such registration statement effective until the shares held by that selling stockholder may be resold without registration pursuant to Rule 144. This registration statement is intended to meet the requirements of each of the product formula agreement, the license agreement, the Montrose adjustable warrant and the subscription agreements.

        In addition, we have granted to stockholders holding 333,334 shares of our common stock piggyback registration rights in connection with any registration by us of securities for our own account, subject to customary underwriters discounts. If we propose to register any shares of common stock under the Securities Act for our own account, we are required to give those stockholders notice of the registration and to include their shares in the registration statement.

        Finally, we have granted to a stockholder holding 2,959,050 shares of common stock piggyback registration rights in connection with any registration by us of securities for our own account, subject to customary underwriters discounts. If we propose to register any shares of common stock under the Securities Act for our own account, we are required to give that stockholder notice of the registration and to include his shares in the registration statement.

        We are generally required to bear all of the expenses of all demand and piggyback registrations, except underwriting discounts and commissions. We also have agreed to indemnify those stockholders under the terms of our Registration Rights Agreement.

Nevada anti-takeover law and certain charter and by-law provisions

        We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in our control or management.

        Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

     o any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder;

     o any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having:

          o an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,

          o an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or

          o representing 10% or more of the earning power or net income of the corporation;

     o any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation,

     o the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder,"

     o transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or

     o the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder."

An "interested stockholder" is a person who:

     o directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation;

     o an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

        A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the articles of incorporation are met and either:

     o the board of directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such; or

     o the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

        Nevada's "Control Share Acquisition Statute," Nevada Revised Statute Sections 78.378-78.379, prohibits an acquirer, under some circumstances, from voting shares of a target corporation's stock after crossing threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may do so in the near future. In addition, although we do not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, we may do so in the future. Therefore, the Control Share Acquisition Statute may apply to us in the future. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquirer crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquirer to consider the voting rights of the acquirer's shares no more than 50 days, unless the acquirer agrees to a later date, after the delivery by the acquirer to the corporation of an information statement which sets forth the range of voting power that the acquirer has acquired or proposes to acquire and other information concerning the acquirer and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquirer's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquirer or if the acquirer fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call some of the acquirer's shares for redemption. Our articles of incorporation and bylaws do not currently permit us to call an acquirer's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares. This amount is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute.

        By-law Provisions. Our by-laws provide that any director may be removed without cause at any special meeting of shareholders called for such purpose by the vote of the holders of two-thirds of the voting power entitling them to elect directors in place of those to be removed, provided that unless all the directors, or all the directors of a particular class are removed no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at on election of directors, or of all directors of a particular class, as the case may be, would be sufficient to elect at least one director.

        Ability to Adopt Stockholder Rights Plan. The Board of Directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments that would discourage persons seeking to gain control of SafeScience by means of a merger, tender offer, proxy contest or otherwise if the Board of Directors determines that such change in control is not in the best interests of our stockholders. The Board of Directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of SafeScience.

Transfer agent and registrar

        The transfer agent and registrar for our common stock is Computershare Investor Services.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by McDermott, Will & Emery.

                                     EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning SafeScience may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our website is located at http://www.safescience.com.

        The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

         1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-26476);

         2. Our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2001.

         3. Our Current Reports on Form 8-K dated January 18, 2001, January 31, 2001 and April 9, 2001.

        You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: SafeScience, Inc., 31 St. James Avenue, Boston, Massachusetts 02116, Attention: Chief Financial Officer. Our telephone number is 617-422-0674.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

Nature of Expense                                                  Amount
-----------------                                                 -------
SEC Registration Fee........................................      $  1,586
Nasdaq SmallCap Market Listing Fee..........................        35,000
Accounting Fees and Expenses................................         5,000
Legal Fees and Expenses.....................................        10,000
Miscellaneous...............................................         3,414
                                                                  --------
Total.......................................................       $55,000


        The amounts set forth above, except for the Securities and Exchange Commission and Nasdaq SmallCap Market fees, are in each case estimated.

Item 15.  Indemnification of Directors and Officers

        Subsection 1 of Section 78.7502 of Chapter 78 of the Nevada General Corporation Law ("NGCL") provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

        Subsection 2 of Section 78.7502 of the NGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Subsection 3 of Section 78.7502 of the NGCL further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith.

        Section 78.751 of the NGCL provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

        Section 78.751 of the NGCL further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

        Finally, Section 78.752 of the NGCL provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

        Article V of our by-laws provides SafeScience shall indemnify any person who was or is a party or is threatened to be made a party to any threatened or pending action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator, or intestate is or was a director or officer of SafeScience, or is or was serving at the request of SafeScience as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body against all expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding (including appeals) or the defense or settlement thereof or any claim, issue, or matter therein, to the fullest extent permitted by the laws of Nevada as they may exist from time to time.

Item 16.  Exhibits and Financial Statement Schedules

        (a)  Exhibits

        The following documents are an exhibit hereto:

4.1*** Product Formula Agreement by and between SafeScience, Inc. and Delta-Omega Technologies, Inc. dated January 5, 2001.

4.2* License Agreement by and among SafeScience, Inc., Wayne State University and Barbara Ann Karmanos Cancer Institute dated January 26, 2001.

4.3*** Warrant Agreement by and among SafeScience, Inc. and Wayne State dated January 26, 2001.

4.4*** Warrant Agreement by and among SafeScience, Inc. and the Barbara Ann Karmanos Cancer Institute dated January 26, 2001.

4.5*** Warrant Agreement by and between SafeScience, Inc. and Montrose Investments Ltd. dated February 2, 2001.

4.6** Securities Purchase Agreement by and among SafeScience, Inc., Strong River Investments, Inc. and Montrose Investments Ltd. dated
         March 29, 2000.

4.7** Registration Rights Agreement by and among SafeScience, Inc., Strong River Investments, Inc. and Montrose Investments, Ltd. dated
         March 29, 2000.

4.8***   Form of Subscription Agreement.

5.1 Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1     Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2     Consent of Andersen LLP.

24.1***  Powers of Attorney (included on page II-5).

* Previously filed with the Commission as an exhibit to, and incorporated herein by reference from, the Registrant's Current Report on Form 8-K filed with the Commission on January 31, 2001.

** Previously filed with the Commission as an exhibit to, and incorporated herein by reference from, the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2000.

***  Previously filed.

Item 17.  Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To reflect any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price present no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

                  (6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on May 17, 2001.

                                          SAFESCIENCE, INC.

                                          By: /s/Bradley J. Carver
                                              ---------------------------------
                                              Bradley J. Carver
                                              Chief Executive Officer, President
                                              and Treasurer



                                POWER OF ATTORNEY


        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

      Signature                      Title                               Date
      ---------                      -----                               ----
                           Chief Executive Officer, President,      May 17, 2001
/s/ Bradley J. Carver      Treasurer and Director
---------------------       (Principal Executive Officer)
  Bradley J. Carver

                           Senior Vice President, Chief Financial   May 17, 2001
  /s/ John W. Burns        Officer, and Secretary
  -----------------
    John W. Burns          (Principal Financial Officer)

/s/ Patrick J. Joyce       Controller                               May 17, 2001
--------------------
  Patrick J. Joyce         (Principal Accounting Officer)

    /s/ *                  Chairman of the Board of Directors       May 17, 2001
    -------------
 Brian G. R. Hughes

    /s/ *                  Director                                 May 17, 2001
    -------------
    David W. Dube

    /s/ *                  Director                                 May 17, 2001
    -------------
  Theodore J. Host

* By /s/ John W. Burns
Attorney-in-fact

                                  EXHIBIT INDEX

        The following documents are an exhibit hereto:

4.1*** Product Formula Agreement by and between SafeScience, Inc. and Delta-Omega Technologies, Inc. dated January 5, 2001.

4.2* License Agreement by and among SafeScience, Inc., Wayne State University and Barbara Ann Karmanos Cancer Institute dated January 26, 2001.

4.3*** Warrant Agreement by and among SafeScience, Inc. and Wayne State dated January 26, 2001.

4.4*** Warrant Agreement by and among SafeScience, Inc. and the Barbara Ann Karmanos Cancer Institute dated January 26, 2001.

4.5*** Warrant Agreement by and between SafeScience, Inc. and Montrose Investments Ltd. dated February 2, 2001.

4.6** Securities Purchase Agreement by and among SafeScience, Inc., Strong River Investments, Inc. and Montrose Investments Ltd. dated March 29, 2000.

4.7** Registration Rights Agreement by and among SafeScience, Inc., Strong River Investments, Inc. and Montrose Investments, Ltd. dated March 29, 2000.

4.8***   Form of Subscription Agreement.

5.1 Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1     Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2     Consent of Andersen LLP.

24.1***  Powers of Attorney (included on page II-5).

* Previously filed with the Commission as an exhibit to, and incorporated herein by reference from, the Registrant's Current Report on Form 8-K filed with the Commission on January 31, 2001.

** Previously filed with the Commission as an exhibit to, and incorporated herein by reference from, the Registrant's Current Report on Form 8-K filed with the Commission on April 7, 2000.

***  Previously filed.